Glassware 2.0™ and Desktop Cloud Orchestrator™ from Sphere 3D to advance end-to-end virtual deployment capabilities of Dell DRIVE Plus

Dell DRIVE collaboration includes Dell, Red Hat, Intel and VMware

Mississauga, Ontario - April 3rd, 2014 - Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF), a virtualization technology solution provider, today announced that it has teamed with Dell to integrate the Sphere 3D Glassware 2.0™ platform and Desktop Cloud Orchestrator™ “DCO”, from recently acquired V3 Systems, with Dell DRIVE plus.

Dell DRIVE Plus, a collaboration among Dell, Red Hat, Intel and VMWare, helps make deploying and optimizing electronic health record (EHR) solutions easier and more cost effective. Healthcare customers who implement this innovative solution reap many benefits, including lower EHR costs and the flexibility of an open industry-standard platform. The platform is expanding to include both Glassware 2.0™ and Desktop Cloud Orchestrator™ from Sphere 3D.

Glassware 2.0™ is a platform that was designed utilizing a proprietary microvisor and revolutionary topology to achieve application virtualization in the most demanding of circumstances. Utilized in conjunction with hypervisor-based virtualization deployments, it enables true end-to-end virtualization of physical infrastructure.

The DCO software, which is currently integrated with VMware® vSphere®, ESXi™ and Horizon View™, was developed from the ground up to enable desktop administrators to quickly and efficiently meet the needs for day-to-day management of virtual desktops. DCO is delivered from a secure, simple, centralized web console and provides automatic replication of persistent and non-persistent virtual desktops. This enables seamless pool movement between appliances when needed for failover or scheduled maintenance.

Quotes

“Desktop Cloud Orchestrator and Glassware 2.0 software drop-in appliance solutions can be deployed in conjunction with other DRIVE partner technologies,” said Stoney Hall, VP Global Sales, Sphere 3D. “Together these technologies enhance end-to-end compute capabilities of virtualized end user environments while simplifying their management.”

“The addition of Sphere 3D’s solutions to Dell DRIVE Plus ensures that we are offering the most robust virtualization experience possible for our EHR customers,” said August Calhoun, Ph.D., vice president/general manager, Dell Healthcare and Life Sciences. “Through this collaboration with industry leaders we are able to deliver a truly innovative reference architecture for healthcare systems.”

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter@sphere3d.com

About Sphere 3D Corporation

Sphere 3D Corporation is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

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